UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER
Washington, D.C. 20549	001-39830

FORM 12b-25	CUSIP NUMBER
74113T105
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Presto Automation Inc.
Full Name of Registrant

Ventoux CCM Acquisition Corp.
Former Name if Applicable

985 Industrial Road
Address of Principal Executive Office (Street and Number)

San Carlos, California 94070
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Presto Automation Inc. (“Presto” or the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 (the “Quarterly Report”). The Company has determined that it is unable to file its Quarterly Report within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on September 27, 2022, the Company (formerly known as Ventoux CCM Acquisition Corp.) consummated its previously announced business combination (the “Business Combination”) on September 21, 2022. Due to the timing of the completion of the Business Combination and the complexity of accounting associated therewith, the Company requires additional time to prepare the financial statements and the accompanying notes disclosed in the Quarterly Report. The Company intends to file the Quarterly Report within the five-day grace period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ashish Gupta	(650)	817-9012
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Quarterly Report will reflect the Business Combination and certain financing transactions entered into in connection therewith, and the Company’s results of operations for the three months ended September 30, 2022 will include significant impacts relating to those transactions. The Company currently estimates that for the three months ended September 30, 2022 and 2021, the Company had net income (loss) of approximately $28.7 million and $(19.5) million, respectively. These amounts are still under review by the Company’s accounting staff and its independent registered public accounting firm and may differ once reported in the Quarterly Report.

Forward-Looking Statements

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include the results of operations that the Company expects to report for the fiscal quarter ended September 30, 2022. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, the Company's management. Actual results could differ materially from those contemplated by the forward-looking statements as the Company completes its review of its financial statements.

Presto Automation Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2022	By:	/s/ Ashish Gupta
Ashish Gupta
Chief Financial Officer

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